SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.    20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934


Name of
Issuer:       BELLWETHER EXPLORATION COMPANY
________________________________________________

Title of Class
of Securities:  Common Stock

CUSIP Number:    079895207

1)  NAME OF I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

	The Prudential Insurance Company of America     22-1211670

2.) MEMBER OF A GROUP:   (a)  N/A
                                                          (b)  N/A

3)  SEC USE ONLY:



4)  PLACE OF ORGANIZATION: 	 A mutual insurance company organized
                under the laws of the State of New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5)  Sole Voting Power:		355,500	See Exhibit A
6)  Shared Voting Power		1,034,700	See Exhibit A
7)  Sole Dispositive Power:		355,500	See Exhibit A
8)  Shared Dispositive Power:		1,034,700	See Exhibit A

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED:
			1,390,200	See Exhibit A

10)  AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES:	Not Applicable

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
			9.81 See Exhibit A

12) TYPE OF REPORTING PERSON:  IC, IA

ITEM 1(a).  NAME OF ISSUER:

                      BELLWETHER EXPLORATION COMPANY

ITEM 1(b).  ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

                      BELLWETHER EXPLORATION COMPANY
1331 Lamar Street
Suite 1455
Houston, TX  77010-3039


ITEM 2(a).  NAME OF PERSON FILING:

	 The Prudential Insurance Company of America

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

		751 Broad Street
		Newark, New Jersey  07102-3777

ITEM 2(c).  CITIZENSHIP:

      		A mutual insurance company organized under the laws of the State of New Jersey

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

		Common Stock

ITEM 2(e).  CUSIP NUMBER:

			079895207

ITEM 3.	The Person filing this statement is an Insurance Company
			as defined in Section 3(a) (19) of the Securities
Exchange
			Act of 1934, and an Investment Adviser registered under
			Section 203 of the Investment Advisers Act of 1940.

ITEM 4.  OWNERSHIP:

		(a) Number of Shares
		     Beneficially Owned:	1,390,200  See Exhibit A

		(b) Percent of Class:		9.81

							Number
		(c) Powers				Of Shares

-------------------------------------	--------------------------
		     Sole power to vote or		355,500	See Exhibit A
		     to direct the vote

		     Shared power to vote or 	1,034,700	See Exhibit A
		     to direct the vote

		     Sole power to dispose or 	355,500	See Exhibit A
		     to direct disposition

		     Shared power to dispose	1,034,700	See Exhibit A
		     or to direct disposition

ITEM 5.  OWNERSHIP OF 5% OR LESS OF A CLASS:

		Not Applicable


ITEM 6.  OWNERSHIP OF MORE THAN 5% ON BEHALF
	  OF ANOTHER PERSON:

		See Exhibit A

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE
	SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
	REPORTED ON BY THE ULTIMATE PARENT COMPANY:

		Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS
	 OF THE GROUP:

		Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

		Not Applicable

ITEM 10.  CERTIFICATION:

	By signing below, the Prudential Insurance Company of America certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

The filing of this statement should not be construed as an admission that Prudential is, for purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of such shares.



				SIGNATURE

	After reasonable inquiry and to the best of its knowledge and belief, The Prudential Insurance Company of America certifies that the information set forth in this statement is true, complete and correct.


	THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

	By:	Ellen McGlynn Koke
		Second Vice President

	Date:	02/01/99
	As of:	12/31/98


				Exhibit A
				--------------

ITEM 6.	 OWNERSHIP:

The Prudential Insurance Company of America ('Prudential') may have direct or indirect voting and/or investment discretion over 1,390,200 shares of the Issuer's common stock which are held for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. Prudential is reporting the combined holdings of these entities for the purpose of administrative convenience.

These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that Prudential is, for the purposes of Section 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.